

June 24, 2010

Ralph Lauren
Chief Executive Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

   Re: **Polo Ralph Lauren Corporation**
      Form 10-K for Fiscal Year Ended
      April 3, 2010
      Filed June 2, 2010
      File No. 001-13057

Dear Mr. Lauren:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 3, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Cost of Goods Sold and Selling Expenses, F-8

1. We note that you record costs such as picking, packing, warehousing and order charges as a component of selling, general and administrative costs. In order to enhance an investor's understanding of your distribution costs, please confirm in future Exchange Act filings you will quantify such costs that are not recorded within cost of goods sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant